SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2005

Commission File Number 1-14499

EMBRATEL PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Embratel Holding Company
(Translation of registrant's name into English)

Rua Regente Feijó, n° 166 - 16° andar, Sala 1687B
20.060-060 Rio de Janeiro - RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X___

RELEVANT NOTICE

Embratel Participações S.A. (“Embrapar”), a publicly-held company, headquartered in the City and State of Rio de Janeiro, at Rua Regente Feijó 166, Centro, under corporate taxpayer’s ID (CNPJ/MF) 02.558.124/0001 -12, as the controlling shareholder of Empresa Brasileira de Telecomunicações S.A. (“Embratel”) and Net Serviços de Comunicação S.A. (“NET”), a publicly-held company, headquartered in the City and State of São Paulo, at Rua Verbo Divino 1,356 – 1º andar, Chácara Santo Antônio, under corporate taxpayer’s ID (CNPJ/MF) 00.108.786/0001 -65, pursuant to Instruction # 358/02 issued by CVM, publicly announces the following relevant notice: :

As announced in the Relevant Notice dated November 22, 2005, NET and Embratel, entered into a telecommunication service agreement (“Service”). During the implementation process the companies evolved to a partnership model that includes sharing of operating results with the objective of providing triple play (video, broadband and voice) service for potential clients that are covered by NET’s bidirectional network, optimizing synergies.

This development is consistent with NET´s initial strategy, as it will offer triple play without increasing the company’s investments in infrastructure installed at the consumers’ residence for the voice service. NET will also manage the operation, which should strengthen its video and broadband businesses. Embratel maintains its growth strategy at the local telephony residential market using NET’s bidirectional network and sales and customer service expertise for that market segment. As a result, at this date, the companies celebrated, a Memorandum of Understanding (“MOU”) that outlines the new business model for delivery this service.

This MOU was prepared envisioning the new service offering, joining Embratel’s expertise on rendering voice service and NET’s expertise on the residential market it operates. NET will be responsible for the following processes: sales, installation, call center and customer relationship. Embratel, will provide telecommunication infrastructure investment.

This partnership between NET and Embratel confirms NET’s commitment of connecting customers through its cable network offering an integrated portfolio of high quality services.

São Paulo, February 08, 2006.

Leonardo P. Gomes Pereira	Isaac Berensztejn
CFO and Investor Relations Officer	CFO and Investor Relations Officer
Net Serviços de Comunicação S.A.	Embratel Participações S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 08, 2005

Embratel Participações S.A.

By:	/S/ Carlos Henrique Moreira
Carlos Henrique Moreira Title: President and Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and thefactors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.